5200 Paramount Parkway
Morrisville, NC 27560

December 18, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attention: Kathleen Krebs

Re:	Tekelec
Annual Report on Form 10-K for the fiscal year ended December 31, 2007
Filed February 27, 2008
Definitive Proxy Materials filed on Schedule 14A on April 9, 2008
File No. 0-15135
Dear Ms. Krebs:
Tekelec (“Tekelec” or the “Company”) is in receipt of the letter dated December 5, 2008 (the “Comment Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of, and comment on, the above referenced filings. The Company hereby submits the following responses to the Staff. The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded by an italicized recitation of the corresponding comment set forth in the Comment Letter.
Form 10-K for the Fiscal Year ended December 31, 2007
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 18
Cash Bonuses, page 25
1.	We note that the company performance measure under your 2007 Executive Officer Bonus Plan was adjusted operating income and that you have selected this measure to use again under your 2008 Executive Officer Bonus Plan. As this measure is a non-GAAP measure, specifically disclose how you calculate the measure from your audited financial statements. See Instruction 5 to Item 402(b).
Response: As disclosed in the proxy statement relating to the Company’s 2008 annual meeting of shareholders (the “2008 Proxy Statement”), as filed with the Commission on April 9, 2008, for purposes of the Company’s 2007 Executive Officer Bonus Plan (the “2007 Plan”), the Company calculated adjusted operating income based on the Company’s consolidated income from continuing

Ms. Kathleen Krebs
December 18, 2008

operations before bonuses and subject to certain adjustments, such as excluding the effects of equity incentive compensation expense, restructuring charges, impairment charges, acquisition-related amortization and other similar charges or income.
Specifically, for each of the two measurement periods under the 2007 Plan, namely the first six months of 2007 (the “2007 First Half”) and the last six months of 2007 (the “2007 Second Half”), the Company calculated adjusted operating income by adding to income from operations, as reflected in the consolidated statements of operations included in the periodic reports filed by the Company with the Commission, the amounts of the following items: (1) bonus expense; (2) stock-based compensation expense; (3) charges associated with product credits issued to a customer in a litigation matter and legal expenses associated with the settlement of that matter (applicable only with respect to the 2007 First Half); (4) amortization of purchased technology, other intangibles and acquired backlog relating to certain acquisitions; (5) acquired in-process research and development expense (applicable only with respect to the 2007 Second Half); and (6) costs associated with the Company’s restructuring activities.
As provided in the Company’s Amended and Restated 2008 Executive Officer Bonus Plan (the “2008 Plan”), which was included as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 20081, as filed with the Commission on August 6, 2008, for purposes of the 2008 Plan, the Company calculates adjusted operating income for each of the two measurement periods, namely the first six months of 2008 (the “2008 First Half”) and the last six months of 2008 (the “2008 Second Half”), based on income from operations. Specifically, pursuant to the 2008 Plan, the Company adds to income from operations, as reflected in the periodic reports filed by the Company with the Commission, the amounts of any bonus expense, stock-based compensation expense, restructuring charges, impairment charges, acquisition-related amortization and other charges, and other unusual, non-recurring expense items. The Company may also decrease such income to adjust for any unusual, non-recurring income. The Company will disclose, in the proxy statement relating to the Company’s 2009 annual meeting of shareholders, the nature of the actual adjustments made to the Company’s reported income from continuing operations in order to calculate adjusted operating income for purposes of the 2008 Plan for each of the 2008 First Half and the 2008 Second Half.
To the extent that the Company uses a non-GAAP financial measure in the future to determine a target level metric, the Company will disclose how the number is calculated from the Company’s reviewed financial statements (in the case of any bonuses based on metrics for unaudited periods) or audited financial statements (in the case of any bonuses based on metrics for audited periods).
2.	Please disclose the individual performance goals for each named executive officer. Also disclose the performance targets and threshold levels of the individual performance goals that must be reached for payment

[1]	The original 2008 Executive Officer Bonus Plan was filed with the Company’s Current Report on Form 8-K filed with the Commission on March 24, 2008.

Ms. Kathleen Krebs
December 18, 2008

to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. Disclose how the compensation committee and board determined that each named executive officer achieved their individual goals. If you believe disclosure of the target and threshold levels would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response: As disclosed in the 2008 Proxy Statement, pursuant to the terms of the 2007 Plan and the 2008 Plan, the named executive officers may earn cash bonuses based on the extent to which the officers achieve certain individual strategic or business objectives. Under both the 2007 Plan and the 2008 Plan, the individual performance objectives are personal to each named executive officer and relate to that officer’s area of responsibility. Some of the goals are objective in nature, while others are subjective and must be subjectively evaluated.
2007 Executive Officer Bonus Plan. Under the 2007 Plan and as disclosed in the 2008 Proxy Statement, individual performance objectives for the Company’s President and Chief Executive Officer, Frank Plastina, included financial, operational and strategic business objectives, and for the Company’s other named executive officers included certain detailed subsets of these objectives, including without limitation the achievement of certain operating metrics, product development targets, cost and restructuring objectives, and/or customer trial and technology acceptance criteria.
The 2007 individual performance goals for Mr. Plastina included, but were not limited to, the Company’s achievement of (i) financial performance targets, including an earnings per share target (calculated based on adjusted operating income for 2007 determined as described in the Company’s response to Comment No. 1 above), a revenue target, a cash flow from operations target, and a target “book to bill” ratio, which is the ratio of orders booked to revenue recorded during the period, (ii) strategic objectives (including securing specified numbers and types of customer orders and expanding the Tekelec brand), (iii) operational and process objectives (including improving customer satisfaction, achieving operational and service efficiencies and improving corporate processes) and (iv) personnel objectives (such as reducing voluntary attrition levels and strengthening employee training). The 2007 individual performance goals for the Company’s Executive Vice President and Chief Financial Officer, William H. Everett, included, but were not limited to, further integrating the Company’s finance group into the customer contracting process, improving the quality and timeliness of internal management reporting, establishing a worldwide tax strategy, creating treasury, credit and collections policies, establishing an investor relations communications plan, optimizing

Ms. Kathleen Krebs
December 18, 2008

the Company’s cash and capital structure and improving the Company’s financial systems. The 2007 individual performance goals for the Company’s Executive Vice President, Global Product Solutions, Ronald J. de Lange, included, but were not limited to, improving Company products and processes, consolidating the Company’s business unit structure, developing a plan to consolidate software platform releases, creating a separate product management team and consolidating the Company’s technical and other marketing functions. The 2007 individual performance goals for the Company’s Vice President, Corporate Controller and Chief Accounting Officer, Gregory S. Rush, included, but were not limited to, further integrating the finance group into the customer contracting process, evaluating accounting and tax strategies, developing and strengthening internal management accounting and reporting processes, supporting information technology projects and strategic acquisition and disposition efforts, and training and developing finance and accounting personnel. The 2007 individual performance goals for the Company’s Senior Vice President and General Counsel, Stuart H. Kupinsky, included, but were not limited to, creating compliance and intellectual property steering committees, implementing online employee compliance training, revising the Company’s standard customer and procurement contracts, implementing governance changes and completing legal matters relating to the Company’s divestiture of its former Switching Solutions Group and acquisition of Estacado Systems, LLC.
In recommending to the Company’s Board of Directors (the “Board”) the extent to which the named executive officers had achieved their individual goals for each of the 2007 First Half and the 2007 Second Half, the Compensation Committee of the Board (the “Compensation Committee”) (i) independently assessed the achievement of certain goals, including goals for our Chief Executive Officer and goals subject to objective evaluation (for example, goals tied to the Company’s financial performance), (ii) relied on recommendations of the Company’s Chief Executive Officer (with regard to officers other than himself) and (iii) reviewed self-assessment materials prepared by the officers. In making final determinations as to the extent to which the officers’ goals had been achieved, the Board relied primarily upon the Compensation Committee’s recommendations.
Amended and Restated 2008 Executive Officer Bonus Plan. Mr. Plastina’s individual performance goals under the 2008 Plan are based on the Company’s achievement of (i) financial performance targets (including earnings per share, revenue, cash flow and “book to bill” targets), (ii) strategic objectives (including securing specified numbers and types of customer orders and expanding the Tekelec brand), (iii) operational and process objectives (including improving customer satisfaction, achieving operational and service efficiencies and improving corporate processes) and (iv) personnel objectives (such as reducing voluntary attrition levels and strengthening employee training). The 2008 individual performance goals for Mr. Everett include, but are not limited to, strategic objectives (including integrating finance into the customer contracting process, completing finance and accounting matters relating to the centralization of certain Company functions in the Company’s Belgian subsidiary, concluding certain tax examinations and updating information technology systems) and operational objectives (including improving order processes, realizing a specified non-GAAP effective tax rate and implementing Oracle Release 12 globally). The 2008

Ms. Kathleen Krebs
December 18, 2008

individual performance goals for Mr. de Lange include, but are not limited to, the Company’s achievement of revenue, gross margin, operating income and order targets and additional goals relating to expanding the Tekelec brand, gaining new customers, reducing product backlog and improving the timeliness of product releases. The 2008 individual performance goals for Mr. Rush include, but are not limited to, strategic objectives (including integrating finance into the customer contracting process and completing the centralization of certain accounting functions in the Company’s Belgian subsidiary) and operational objectives (including supporting the updating and implementation of new information technology systems within the accounting organization, improving internal management reporting capabilities worldwide, strengthening internal accounting processes, and improving certain elements of the quote to cash processes). The 2008 individual performance goals for Mr. Kupinsky include, but are not limited to, improving the Company’s vendor contracting process, completing certain legal projects relating to the centralization of certain Company functions in the Company’s Belgian subsidiary, implementing certain employee compliance training and accomplishing strategic objectives relating to the protection of the Company’s intellectual property.
The individual performance goals described above do not include all material goals for the named executive officers in 2007 and 2008 and, in certain instances, do not include target and threshold levels (for example, earnings per share, revenue, cash flow, order and tax rate targets). For the reasons described below, the Company believes that disclosure of these omitted goals, targets and thresholds would cause significant competitive harm to the Company, and that disclosure of this information is not necessary for the protection of investors. The omitted information can reveal ongoing efforts and strategies of the Company with respect to its business before the Company is in a position to publicly announce such efforts and strategies. The premature announcement of a strategy or business plan can also jeopardize execution and completion of the strategy or plan. In addition, some strategic performance objectives (for example, relating to the Company’s intellectual property) may never be publicly disclosed unless the Company is forced to do so in compensation-related disclosures.
Where individual performance objectives are based on financial performance measures, the targets may not be the same as the guidance given by the Company, may not be computed in the same manner as similar measures in the Company’s financial statements and may not be measures that the Company ever publicly discloses unless forced to do so through compensation disclosures. The Company believes that disclosure of such targets would provide competitors, customers and suppliers with critical competitive information about the Company’s business and plans that could undermine the Company’s efforts to compete in the highly competitive telecommunications equipment industry.
Legal Standard for Protecting Business Information. Instruction 4 to Item 402(b) of Regulation S-K provides that the standard to apply in determining whether disclosure of target and target threshold levels would cause competitive harm to the Company is the same standard that applies when a registrant requests confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, which incorporates the criteria for non-disclosure when relying on Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)).
For purposes of Exemption 4, the Company believes that any omitted performance goals, targets and thresholds constitute “trade secrets and commercial or financial information obtained from a person and privileged or confidential,” and that disclosure of the confidential terms will cause substantial harm to the competitive position of the Company and is not necessary for the protection

Ms. Kathleen Krebs
December 18, 2008

of investors. As explained below, the Company believes that these terms meet the standard for confidentiality articulated by the courts under the Freedom of Information Act.
Commercial or financial information is “confidential” if it is not of the type usually released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. NRC, 975 F.2d 871 (D.C. Cir. 1992), reaffirming its decision in National Parks and Conservation Ass’n. v. Morton, 498 F.2d 765 (D.C. Cir. 1974).
Courts have consistently held that the terms “commercial” and “financial” should be given their “ordinary” meaning. See, e.g., Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983); Board of Trade v. Commodity Futures Trading Comm’n, 627 F.2d 392, 403 (D.C. Cir. 1980). Information is “commercial” so long as the submitter has a “commercial interest” in it. The Second Circuit has held that the term “commercial” includes anything “pertaining or relating to or dealing with commerce.” American Airlines Inc. v. National Mediation Bd., 588 F.2d 863, 870 (2d Cir. 1978). The Company’s financial performance targets and sales and marketing strategies are examples of “commercial” information.
The Court of Appeals for the District of Columbia Circuit established the test to determine what constitutes “confidential” information for purposes of Exemption 4 in the seminal case, National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). After discussing congressional intent, the D.C. Circuit concluded that:
[A] commercial or financial matter is ‘confidential’ for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.
National Parks, 498 F.2d at 770 (emphasis added). This test was reaffirmed by the D.C. Circuit with respect to information that a person is required to submit to the government. Critical Mass Energy Project v. NRC, 975 F.2d 871, 889 (D.C. Cir. 1992) (en banc).
Actual competitive harm need not be demonstrated. The person claiming the exemption need only show evidence of “actual competition and a likelihood of substantial competitive injury.” CAN Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987). As noted above, the Company operates in the highly competitive telecommunications equipment industry which is characterized by intense competition in the areas of pricing and product offerings. Our competitors include large domestic and international companies, many of which are larger than Tekelec and have greater financial, technological and other resources than the Company. The Company and these competitors sell substantially similar products to the same limited number of customers. Thus, actual competition exists.

Ms. Kathleen Krebs
December 18, 2008

The omitted material individual performance objectives, targets and thresholds reveal Company plans, information and strategies and comprise material non-public information with respect to the Company’s operations and strategies. The Company believes that this information is confidential at the time the objectives are established and, in some instances, is confidential subsequent to the periods to which they apply. For example, although certain goals may relate to a period (e.g., 2007) that has ended, the Company often adopts targets in the subsequent year (e.g., 2008) that are similar to those of the prior year. Thus, disclosing specific targets for a completed year would compromise our competitive position by providing competitors, customers and suppliers with insight into our goals, operations and strategies for the current year.
The individual performance objectives, targets and thresholds reveal the Company’s focus on and plans in areas such as research and development, new product development and sales, marketing and geographic focus. Disclosure would provide sensitive information about the Company’s operations, financial goals and competitive business strategies, thereby harming the Company’s ability to negotiate favorable contract terms with customers and suppliers. Disclosure would also allow competitors to undercut the Company in its competitive efforts. Finally, disclosure of certain information (for example, detailed customer goals) would provide insight into the Company’s perceived strengths and weaknesses, thereby providing competitors with an unfair advantage and enabling them to compete more effectively against the Company. Such information regarding perceived strengths and weaknesses would also allow customers and suppliers to improve their bargaining position with the Company.
The Company is a relatively small player in a niche market and competes with many other large companies. These larger companies typically have business operations that are more diverse (for example, with respect to lines of business) than the business operations of the Company. If all companies were required to disclose the types of individual goals, targets and thresholds that we deem to be confidential, the information would provide our competitors with a degree of visibility into our operations, goals and strategies that is greater than the degree of visibility that the Company would obtain into the telecommunications equipment portions of the businesses of its larger competitors. In addition, at least one of our significant competitors is not a publicly traded company and is not required to publicly disclose its bonus programs and management goals. The visibility into Tekelec’s operations, goals and strategies resulting from disclosure of the confidential goals would harm our competitive position in the marketplace by enabling competitors to use the information to strategize to compete more effectively against Tekelec. Tekelec would not, however, have the same advantage with regard either to its larger competitors or to its non-reporting competitors.
For the reasons described above, the Company does not believe that it is required to disclose certain individual performance goals, targets and thresholds because disclosure would severely compromise the Company’s competitive position and unduly harm the Company. In future filings and with respect to completed fiscal years, to the extent that the Company has not previously provided information on material individual performance goals, targets and/or thresholds, the Company will

Ms. Kathleen Krebs
December 18, 2008

provide supplemental disclosure regarding such matters, provided the information is material and provided that disclosure would not result in competitive harm to the Company.
In addition, in the Company’s future filings, to the extent that the Company has a sufficient basis to keep information regarding individual performance goals and/or target and threshold levels confidential, the Company will expand its discussion as to how difficult it would be for the named executive officer or how likely it would be for the Company to achieve the undisclosed performance goal or target or threshold levels. The Company acknowledges that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In future filings, in discussing how difficult it will be for an executive officer or how likely it will be for the Company to achieve goals, target levels or other factors, the Company will provide as much detail as necessary without providing information that would result in competitive harm.
* * * * *
As requested in the Comment Letter, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at (919) 461-6800 if you have any further questions.

Sincerely,
/s/ Franco Plastina

Franco Plastina President and Chief Executive Officer

cc:	William H. Everett, Tekelec
Stuart H. Kupinsky, Esq., Tekelec
Katherine F. Ashton, Esq., Bryan Cave LLP